UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29717/July 7, 2011

_____

In the Matter of   :

COUNTRY INVESTORS LIFE ASSURANCE COMPANY   :
COUNTRY INVESTORS VARIABLE LIFE ACCOUNT
COUNTRY INVESTORS VARIABLE ANNUITY ACCOUNT   :

1701 N. Towanda Avenue   :
Bloomington, IL 61702-2901
                                                                                              :

(812-13865)

_____ :

ORDER PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT
OF 1940 PERMITTING CERTAIN SUBSTITUTIONS

COUNTRY Investors Life Assurance Company, et al., filed an application on February 1,
2011, and an amended and restated application on May 13, 2011, for an order under
Section 26(c) of the Investment Company Act of 1940 ("1940 Act") approving certain
substitutions of securities.

A notice of the filing of the application was issued on June 9, 2011 (Rel. No. IC-29691).
The notice gave interested persons an opportunity to request a hearing and stated that an
order disposing of the application would be issued unless a hearing should be ordered.
No request for a hearing has been received, and the Commission has not ordered a
hearing.

The matter has been considered, and it is found that the substitution is consistent with the
protection of the investors and the purposes fairly intended by the policy and provisions
of the 1940 Act.

Accordingly,
IT IS ORDERED, pursuant to Section 26(c) of the 1940 Act, that the proposed

substitutions for COUNTRY Investors Life Assurance Company, <u>et</u> <u>al</u>. (812-13865), are approved.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Cathy H. Ahn
Deputy Secretary